Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following blog post was posted on Comcast’s website:

Comcast Files Open Internet Reply Comments
By David L. Cohen, Executive Vice President and Chief Diversity Officer

There has been an unprecedented level of interest in the FCC’s Open Internet proceeding, and with the reply comment deadline today, we’ve again filed comments to support the creation of strong and enforceable Open Internet rules.

The body of comments shows nearly universal support – including from broadband providers, content and application providers, device manufacturers, equipment vendors, content delivery networks, state commissions, think tanks, and public interest groups – for the FCC to adopt new rules in order to strengthen the open Internet and ensure that the Internet remains a vital engine for innovation, economic growth, and free expression.  We at Comcast are happy to be a part of this strong consensus view.

Comcast is committed to maintaining an open Internet and we support the FCC adopting new, strong Open Internet rules under section 706 of the Telecommunications Act.  Comcast doesn’t prioritize Internet traffic or have paid fast lanes, and we have no plans to do so.  We believe legally enforceable rules should continue to include strong transparency, no blocking, and anti-discrimination provisions.

Importantly, we do not support reclassification of broadband as a telecommunications service under Title II.  While some parties mistakenly conflate their advocacy for "net neutrality" with Title II, our position on reclassification is not at all inconsistent with our support of strong open Internet rules.  Rather, we oppose reclassification because it would harm future innovation and investment in broadband and because reclassification is not necessary to put in place strong and enforceable Open Internet protections.  The White House has recognized that a light touch approach to regulation has fostered innovation and investment and recent studies, such as the recent analysis by Professor Christopher Yoo, demonstrate unequivocally that common carrier-style regulation translates directly to less investment, less innovation, and fewer jobs.  And just last week, a new report released by the Progressive Policy Institute showed that in 2013 the top four ISPs invested a combined $46 billion in the U.S. economy – with Comcast investing $6.6 billion in infrastructure in America, up from $5.7 billion in 2012.  This has all been made possible through the sound application of light touch regulation across both Democratic and Republican Administrations and it is simply indisputable that Title II would put these significant investments in jeopardy and diminish innovation and job creation as a direct result.

Reclassifying services that for over a decade have been lightly regulated as information services is also factually unsupported and likely legally invalid.  The classification of cable broadband as an information service has been upheld by the Supreme Court and the facts behind that decision haven’t changed.  And in any event, the FCC has ample authority under Section 706 to address "paid prioritization" arrangements and we strongly believe it is unnecessary to pursue Title II regulation in order to address such concerns.  The bottom line is that there is essentially no upside gained by reclassification – there is only substantial risk of harm.

Comcast is not alone in its opposition to reclassification of broadband under Title II.  A wide range of companies and organizations have weighed in questioning this approach as well, including over 30 network technology and equipment makers, 14 free-market advocates, Alcatel-Lucent, Cisco, Communications Workers of America, Consumer Electronics Association, NAACP, National Grange and US Distance Learning Association, and the National Urban League.

In our latest comments, we also reiterate our support for the FCC's tentative conclusion to exclude traffic exchange arrangements from the scope of the Open Internet rules.  The competitive marketplace has successfully governed Internet traffic exchange since the inception of the Internet, and there is no reason to reverse course now.  Wading into traffic exchange issues now would only upend a successful, longstanding, competitive marketplace and jeopardize the current widespread support for the FCC’s Open Internet proposals.  The FCC has separately indicated it is studying these arrangements and we think that is the proper path.

Today, we are the only company in America legally bound by the 2010 FCC’s Open Internet rules.  When we close our transaction with Time Warner Cable, we’ll extend Net Neutrality protection to millions of new customers in cities from New York to Los Angeles.  We support the efforts of the FCC to put in place legally enforceable rules that will apply to all ISPs and to do so quickly. In the meantime, we will continue building a secure and open Internet so all of our customers can have the best possible online experience in order to inspire innovation and promote competition.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, including Amendments No. 1, 2, 3, 4, 5 and 6 thereto, containing a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast.  The registration statement was declared effective by the SEC on September 5, 2014, and Comcast and Time Warner Cable commenced mailing the definitive joint proxy statement/prospectus to shareholders of Comcast and Time Warner Cable on or about September 9, 2014.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable are available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

In addition, in connection with the proposed transaction between Comcast and Charter Communications, Inc. (“Charter”), Charter will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1, 2014.  Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.